HEAD OFFICE

05012593

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 9, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Based on the Competition Board's statement dated November 1, 2005, and numbered B.50.0 REK.0.08.00.00-1 20/933, the Competition Board approved the acquisition of a 25.5% stake in Garanti Bank by GE Capital Corporation from Dogus Holding A.S.

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Funda Güngör
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations